UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METASOLV, INC.
(Name of Issuer)
COMMON STOCK, $0.005 PAR VALUE
(Title of Class of Securities)
59139P104
(CUSIP Number)
Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000

Copy to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 23, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	59139P104	13D	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: ORACLE CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
54-2185193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,660,284[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO and HC

1	An aggregate of 2,660,284 shares of MetaSolv, Inc. (“Issuer”) common stock are subject to voting agreements dated October 23, 2006 (the “Voting Agreements”) entered into by Oracle Systems Corporation (“OSC”), a wholly owned subsidiary of Oracle Corporation (“Oracle”), and each of T. Curtis Holmes, Jr., Glenn A. Etherington, Jonathan K. Hustis, Michael J. Cullen, David L. Sharpley and Phillip C. Thrasher (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of October 23, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 5.0% of the outstanding Issuer common stock.

2	OSC and Oracle together as a group may be deemed to have shared voting power of 5.0% of the outstanding Issuer common stock. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.

CUSIP No.	59139P104	13D	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: ORACLE SYSTEMS CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-2871189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,660,284[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	An aggregate of 2,660,284 shares of MetaSolv, Inc. (“Issuer”) common stock are subject to voting agreements dated October 23, 2006 (the “Voting Agreements”) entered into by Oracle Systems Corporation (“OSC”), a wholly owned subsidiary of Oracle Corporation (“Oracle”), and each of T. Curtis Holmes, Jr., Glenn A. Etherington, Jonathan K. Hustis, Michael J. Cullen, David L. Sharpley and Phillip C. Thrasher (each a “Stockholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Stockholders. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements. Based on the number of shares of Issuer common stock outstanding as of October 23, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Voting Agreements represents approximately 5.0% of the outstanding Issuer common stock.

2	OSC and Oracle together as a group may be deemed to have shared voting power of 5.0% of the outstanding Issuer common stock. OSC and Oracle expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.

    Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the common stock, $0.005 par value per share (the “Shares”), of MetaSolv, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 5556 Tennyson Parkway, Plano, Texas 75024.
    Item 2. Identity and Background.
     This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”) and Oracle Systems Corporation, a Delaware corporation and a wholly owned subsidiary of Oracle (“OSC”). The address of the principal business and the principal office of each of Oracle and OSC is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle and OSC is set forth on Schedule A.
     During the last five years, none of Oracle and OSC, and to the knowledge of Oracle and OSC, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    Item 3. Source and Amount of Funds or Other Consideration.
     On October 23, 2006, Issuer, OSC and Marine Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of OSC (“Marine Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Marine Merger Sub will merge with and into Issuer (the “Merger”), Marine Merger Sub’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of OSC.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, OSC entered into a voting agreement with each of:
•	T. Curtis Holmes, Jr.

•	Glenn A. Etherington

•	Jonathan K. Hustis

•	Michael J. Cullen

•	David L. Sharpley

•	Phillip C. Thrasher
(each a “Stockholder”), dated as of the date of the Merger Agreement (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has granted to the Board of Directors of OSC an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

Page 6 of 12 Pages

     The proposed transaction is valued at approximately $219.2 million (based on a fully-diluted equity value). OSC expects to fund the consideration payable pursuant to the Merger Agreement using its internally available cash and securities and cash generated from operations.
     Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. Oracle and OSC have not expended any funds in connection with the execution of the Voting Agreements.
     Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.
     The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006. A copy of the form of the Voting Agreements is attached as Exhibit 2 to this Schedule 13D.
    Item 4. Purpose of Transaction.
     As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among OSC and each of the Stockholders party thereto in connection with the Merger and the related Merger Agreement.
     Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of OSC and (ii) each Share will be converted into the right to receive $4.10 in cash, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Shares outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into options to acquire shares of Oracle common stock based on a formula contained in the Merger Agreement.
     From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Daniel Cooperman, the sole director of Marine Merger Sub, will serve as director of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Marine Merger Sub immediately prior to the effective time of the Merger will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Marine Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.
     Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
     Except as set forth in this Statement and in connection with the Merger described above, neither Oracle nor OSC has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
    Item 5. Interest in Securities of the Issuer.
     (a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, Oracle and OSC have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.
     As a result of the Voting Agreements, Oracle and OSC may be deemed to have the power to vote up to 2,660,284 Shares (of which 2,243,106 Shares represent options to purchase Shares exercisable within 60 days of October 31, 2006) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle and OSC may be deemed to be the beneficial owners of an aggregate

Page 7 of 12 Pages

of 2,660,284 Shares. All Shares that may be deemed to be beneficially owned by Oracle and OSC constitute approximately 5.0% of the issued and outstanding Shares as of October 23, 2006 (as represented by Issuer in the Merger Agreement).
     Oracle and OSC (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Shares.
     Except as set forth in this Item 5(a), none of Oracle and OSC, and, to the knowledge of Oracle and OSC, any persons named in Schedule A hereto beneficially owns any Shares.
     (c) Except for the agreements described above, to the knowledge of Oracle and OSC, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
     (d) To the knowledge of Oracle and OSC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
     (e) Inapplicable.
    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for the agreements described above, to the knowledge of Oracle and OSC, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
    Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger among Oracle Systems Corporation, Marine Acquisition Corporation and MetaSolv, Inc., dated as of October 23, 2006 (incorporated by reference to Exhibit 2.1 to MetaSolv, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006)

Exhibit 2	Form of Voting Agreement between Oracle Systems Corporation and each of the Stockholders party thereto, dated October 23, 2006

Page 8 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2006

ORACLE CORPORATION
By:	/s/ Safra A. Catz
Safra A. Catz
President and Chief Financial Officer

ORACLE SYSTEMS CORPORATION
By:	/s/ Safra A. Catz
Safra A. Catz
President and Chief Financial Officer

Page 9 of 12 Pages

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION
AND ORACLE SYSTEMS CORPORATION
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Jeffrey O. Henley	Chairman of the Board of Directors
Lawrence J. Ellison	Chief Executive Officer
Donald L. Lucas	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025
Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305
Jack F. Kemp	Chairman of Kemp Partners 1901 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 200006
Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211
Safra A. Catz	President and Chief Financial Officer
Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305
H. Raymond Bingham	Managing Director and Head of Palo Alto Office of General Atlantic 228 Hamilton Avenue, Palo Alto, CA 94301
Charles E. Phillips, Jr.	President
Naomi O. Seligman	Senior Partner of Ostriker Von Simson 220 East 61st Street, New York, NY 10021

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Keith G. Block	Executive Vice President, North America Sales and Consulting
Sergio Giacoletto	Executive Vice President, Europe, Middle East and Africa Sales and Consulting Swiss Citizen
Juergen Rottler	Executive Vice President, Oracle Support and Oracle On Demand German Citizen
Charles A. Rozwat	Executive Vice President, Server Technologies
Derek H. Williams	Executive Vice President, Asia Pacific Sales and Consulting British Citizen
Daniel Cooperman	Senior Vice President, General Counsel and Secretary

Page 10 of 12 Pages

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Systems Corporation (“OSC”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OSC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Safra A. Catz	President and Chief Financial Officer
Daniel Cooperman	Senior Vice President, General Counsel and Secretary

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Lawrence J. Ellison	Chief Executive Officer
Charles E. Phillips, Jr.	President

Page 11 of 12 Pages

SCHEDULE B

			Shares issuable
			upon exercise of
			outstanding options
			exercisable within sixty
Stockholder	Shares Owned		days of October 31, 2006
T. Curtis Holmes, Jr.	90,089	(1)	499,167
Glenn A. Etherington	101,518	(2)	498,271
Phillip C. Thrasher	12,785	(3)	384,167
Jonathan K. Hustis	131,496	(4)	345,667
Michael J. Cullen	56,055	(5)	201,667
David Sharpley	25,235	(6)	314,167

(1)	Includes 11,037 shares of restricted common stock. Does not include 43,891 restricted stock units owned by Mr. Holmes.

(2)	Includes 15,333 shares of restricted common stock. Does not include 20,850 restricted stock units owned by Mr. Etherington.

(3)	Includes 3,821 shares of restricted common stock. Does not include 15,000 restricted stock units owned by Mr. Thrasher.

(4)	Includes 15,838 shares of restricted common stock. Does not include 20,625 restricted stock units owned by Mr. Hustis.

(5)	Includes 7,260 shares of restricted common stock. Does not include 20,625 restricted stock units owned by Mr. Cullen.

(6)	Does not include 19,653 restricted stock units owned by Mr. Sharpley.

Page 12 of 12 Pages

Exhibit 2
STOCKHOLDER AGREEMENT
     AGREEMENT, dated as of                     , 2006 (this “Agreement”) between Oracle Systems Corporation, a Delaware corporation (“Parent”), and the individual listed as “Stockholder” on the signature page hereto (“Stockholder”).
     WHEREAS, in order to induce Parent and Marine Acquisition Corporation to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with MetaSolv, Inc., a Delaware corporation (the “Company”), Parent has requested Stockholder, and Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.005 per share, of the Company that Stockholder beneficially owns (the “Shares”).
     NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE 1
Grant of Proxy; Voting Agreement
     Section 1.01 . Voting Agreement. Stockholder hereby agrees to vote or exercise its right to consent with respect to all Shares that Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Stockholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.
     Section 1.02 . Irrevocable Proxy. Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, Stockholder hereby grants a proxy appointing Parent as the Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares. The proxy granted by Stockholder pursuant to this

Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Stockholder shall not be exercised to vote, consent or act on any matter except as contemplated by Section 1.01 above. The proxy granted by Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.
ARTICLE 2
Representations and Warranties of Stockholder
     Stockholder represents and warrants to Parent that:
     Section 2.01 . Corporation Authorization. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers (corporate and otherwise) of Stockholder and, if applicable, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding Agreement of Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies. If the Stockholder is married and the Shares set forth on the signature page hereto opposite such Stockholder’s name constitute community property under Applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies. If this Agreement is being executed in representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.
     Section 2.02 . Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Stockholder, if any, (ii) violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iv) result in the imposition of any Lien on any asset of Stockholder.

     Section 2.03 . Ownership of Shares. Stockholder (together with Stockholder’s spouse if the Stockholder is married and the Shares set forth on the signature page hereto opposite such Stockholder’s name constitute community property under Applicable Law) is the record or beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.
     Section 2.04 . Total Shares. Except for the Shares set forth on the signature page hereto, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.
     Section 2.05 . Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.
ARTICLE 3
Representations and Warranties of Parent
     Parent represents and warrants to Stockholder:
     Section 3.01 . Corporation Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies.
ARTICLE 4
Covenants of Stockholder
     Stockholder hereby covenants and agrees that:

     Section 4.01 . No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, Stockholder shall not, without the prior written consent of Parent, directly or indirectly (except, if Stockholder is an individual, as a result of the death of Stockholder), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Stockholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.
     Section 4.02 . Other Offers. Stockholder (in Stockholder’s capacity as such), and each of its Subsidiaries, if any, shall not, and shall use its reasonable best efforts to cause its officers, directors, employees or other agents, if any, not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, or (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the non-public business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, an Acquisition Proposal, provided, however, that Stockholder shall not be barred from entering into a voting agreement, containing terms that are substantially the same as those contained herein (including termination concurrent with the termination of any related agreement and plan of merger), with any Third Party that submits an Acquisition Proposal that, in accordance with Section 6.04 of the Merger Agreement, the Board of Directors of the Company has determined is a Superior Proposal. Stockholder shall notify Parent promptly (but in no event later than 24 hours) after receipt by Stockholder or any of its Subsidiaries, if any (or any of its or their Representatives), of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the non-public business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party or any other indication that a Third Party is considering making an Acquisition Proposal. Stockholder shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. Stockholder shall keep Parent informed, as promptly as practicable, of the status and terms of any such Acquisition Proposal, indication or request, including the material resolved and unresolved issues related thereto and material amendments or proposed amendments as to price and other material terms thereof.
     Section 4.03 . Additional Shares. In the event that Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interest with respect to the Company, such voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Shares set forth on the signature page hereto will be deemed amended accordingly. Stockholder shall promptly notify Parent of any such event.
     Section 4.04 . Appraisal Rights. Stockholder agrees not to exercise any rights (including under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.
ARTICLE 5
Miscellaneous
     Section 5.01 . Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

     Section 5.02 . Further Assurances. Parent and Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.
     Section 5.03 . Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.
     Section 5.04 . Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 5.05 . Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent. Any assignment in violation of the foregoing shall be null and void.
     Section 5.06 . Governing Law. This Agreement shall be governed by and construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law rules of such State.
     Section 5.07 . Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto and the Merger Agreement has become effective. Until and unless each party has received a counterpart hereof signed by the other party hereto and the Merger Agreement has become effective, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
     Section 5.08 . Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 5.09 . Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.
     Section 5.10 . Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.
     Section 5.11. Action in Stockholder’s Capacity Only. Stockholder, if a director or officer of the Company, does not make any agreement or understanding herein as a director or officer of the Company. Stockholder signs this Agreement solely in his capacity as a beneficial owner of the Shares and nothing herein shall limit or affect any actions taken in his capacity as an officer or director of the Company, including complying with or exercising such Stockholder’s fiduciary duties as a member of the Board of Directors of the Company.
     Section 5.12. No Obligation to Exercise Options. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate Stockholder to exercise any option or other right to acquire shares of Company Stock.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ORACLE SYSTEMS CORPORATION
By:
Name:
Title:

STOCKHOLDER:
By:
Name:
Title:

SPOUSE OF STOCKHOLDER:

Name:

Class of	Shares	Options
Stock	Owned	Owned
Common Stock